SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             ---------------------

                                 SCHEDULE 13G
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)


                     Martha Stewart Living Omnimedia, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Class A Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   573083102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                October 18, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)

CUSIP No. 573083102               SCHEDULE 13G                      Page 2 of 10


________________________________________________________________________________
1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               Martha Stewart

________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3   SEC USE ONLY



________________________________________________________________________________
4   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

________________________________________________________________________________
  NUMBER OF    5   SOLE VOTING POWER

   SHARES           5,100 Shares of Class A Common Stock
               _________________________________________________________________
BENEFICIALLY   6   SHARED VOTING POWER

  OWNED BY          34,126,831 Shares of Class A Common Stock
               _________________________________________________________________
    EACH       7   SOLE DISPOSITIVE POWER

  REPORTING         5,100 Shares of Class A Common Stock
               _________________________________________________________________
   PERSON      8   SHARED DISPOSITIVE POWER

    WITH            34,126,831 Shares of Class A Common Stock
________________________________________________________________________________
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    34,131,931 Shares of Class A Common Stock (1)

________________________________________________________________________________
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    68.8% (2)
________________________________________________________________________________
12  TYPE OF REPORTING PERSON

                    IN
________________________________________________________________________________



----------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) INCLUDES 34,126,831 SHARES OF CLASS B COMMON STOCK, PAR VALUE $0.01, OF MARTHA STEWART LIVING OMNIMEDIA, INC., WHICH ARE CONVERTIBLE AT THE OPTION OF THE HOLDER INTO AN EQUIVALENT NUMBER OF SHARES OF CLASS A COMMON STOCK.

(2) ASSUMING CONVERSION OF THE SHARES OF CLASS B COMMON STOCK INCLUDED IN THE RESPONSE TO ITEM 9.

CUSIP No. 573083102               SCHEDULE 13G                      Page 3 of 10


________________________________________________________________________________
1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               The Martha Stewart Family Limited Partnership
               IRS ID No. 06-1477498

________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3   SEC USE ONLY



________________________________________________________________________________
4   CITIZENSHIP OR PLACE OF ORGANIZATION

               Connecticut

________________________________________________________________________________
  NUMBER OF    5   SOLE VOTING POWER

   SHARES           0 Shares of Class A Common Stock
               _________________________________________________________________
BENEFICIALLY   6   SHARED VOTING POWER

  OWNED BY          34,126,831 Shares of Class A Common Stock
               _________________________________________________________________
    EACH       7   SOLE DISPOSITIVE POWER

  REPORTING         0 Shares of Class A Common Stock
               _________________________________________________________________
   PERSON      8   SHARED DISPOSITIVE POWER

    WITH            34,126,831 Shares of Class A Common Stock
________________________________________________________________________________
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    34,126,831 Shares of Class A Common Stock (1)

________________________________________________________________________________
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    68.8% (2)
________________________________________________________________________________
12  TYPE OF REPORTING PERSON

                    PN
________________________________________________________________________________



----------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) INCLUDES 34,126,831 SHARES OF CLASS B COMMON STOCK, PAR VALUE $0.01, OF MARTHA STEWART LIVING OMNIMEDIA, INC., WHICH ARE CONVERTIBLE AT THE OPTION OF THE HOLDER INTO AN EQUIVALENT NUMBER OF SHARES OF CLASS A COMMON STOCK.

(2) ASSUMING CONVERSION OF THE SHARES OF CLASS B COMMON STOCK INCLUDED IN THE RESPONSE TO ITEM 9.

CUSIP No. 573083102               SCHEDULE 13G                      Page 4 of 10


ITEM 1(a):  NAME OF ISSUER:

               Martha Stewart Living Omnimedia, Inc. (the "Company")


ITEM 1(b):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               11 West 42nd Street
               New York, New York  10036


ITEM 2(a):  NAME OF PERSON FILING:

               This Statement is filed by and on behalf of Martha Stewart and the Martha Stewart Limited Partnership ("MSFLP").


ITEM 2(b):  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               11 West 42nd Street
               New York, New York  10036


ITEM 2(c):  CITIZENSHIP:

               Martha Stewart is a United States citizen. MSLFP is a limited partnership organized under the laws of the State of Connecticut.


ITEM 2(d):  TITLE OF CLASS OF SECURITIES:

               Class A Common Stock, par value $0.01 (the "Class A
               Common Stock").


ITEM 2(e):  CUSIP NUMBER:

               573083102

CUSIP No. 573083102               SCHEDULE 13G                      Page 5 of 10


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:


            (a)    |_| Broker or dealer registered under Section 15 of
                       the Exchange Act;
            (b)    |_| Bank as defined in Section 3(a)(6) of the Exchange Act;
            (c)    |_| Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act;
            (d)    |_| Investment company registered under Section 8 of the
                       Investment Company Act;
            (e)    |_| An investment adviser in accordance with Rule
                       13d-1(b)(1)(ii)(E);
            (f)    |_| An employee benefit plan or endowment fund in
                       accordance with Rule 13d-1(b)(1)(ii)(F);
            (g)    |_| A parent holding company or control person in
                       accordance with Rule 13d-1(b)(1)(ii)(G);
            (h)    |_| A savings association as defined in Section 3(b)
                       of the Federal Deposit Insurance Act;
            (i)    |_| A church plan that is excluded from the
                       definition of an investment company under
                       Section 3(c)(14) of the Investment Company Act;
            (j)    |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4:     OWNERSHIP.

            (a)   Amount Beneficially Owned:

                  MARTHA STEWART:  34,131,931 shares of Common Stock (including
                         34,126,831 shares Class B Common Stock, par value $0.01 per share, of the Company (the "Class B Common Stock"), which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock)

                  MSFLP:  34,126,831 shares of Class A Common Stock (including
                         34,126,831 shares Class B Common Stock, of the Company, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock)

            (b) Percent of Class:

                  MARTHA STEWART:  68.8% (assuming conversion of all Class B
                         Common Stock set forth in Item 4(a), and based on an aggregate of 49,604,001 shares of Class A and Class B Common Stock outstanding (as of November 23, 1999, based on the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999)

                  MSFLP:  68.8% (assuming conversion of all Class B Common
                         Stock set forth in Item 4(a), and based on an aggregate of 49,604,001 shares of Class A and Class B Common Stock outstanding (as of

CUSIP No. 573083102               SCHEDULE 13G                      Page 6 of 10


                         November 23, 1999, based on the Company's Quartlery Report on Form 10-Q for the period ended September 30,
                         1999)


            (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:

                        MARTHA STEWART:  5,100 shares of Class A Common Stock

                        MSFLP:  0 shares of Class A Common Stock

                  (ii)  Shared power to vote or to direct the vote:

                        MARTHA STEWART:  34,126,831 shares of Class A Common
                              Stock (as set forth in Item 4(a)-(b) above, and includes 34,126,831 shares of Class B Common Stock held by MSFLP, of which she is general partner)

                        MSFLP:  34,126,831 shares of Class A Common Stock (as
                              set forth in Item 4(a)-(b) above)

                  (iii) Sole power to dispose or to direct the disposition of:

                        MARTHA STEWART:  5,100 shares of Class A Common Stock

                        MSFLP:  0 shares of Class A Common Stock

                  (iv)  Shared power to dispose or to direct the disposition of:

                        MARTHA STEWART:  34,126,831 shares of Class A Common
                              Stock (as set forth in Item 4(a)-(b) above, and includes 34,126,831 shares held by MSFLP, of which she is sole trustee)

                        MSFLP:  34,126,831 shares of Class A Common Stock (as
                              set forth in Item 4(a)-(b) above)

CUSIP No. 573083102               SCHEDULE 13G                      Page 7 of 10


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.


ITEM 10.  CERTIFICATIONS.

               Not applicable.

CUSIP No. 573083102               SCHEDULE 13G                      Page 8 of 10



                                    SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 2000


                                        /s/ Martha Stewart
                                        ----------------------------------------
                                                    Martha Stewart



                                        THE MARTHA STEWART FAMILY LIMITED
                                           PARTNERSHIP


                                        By:  /s/ Martha Stewart
                                             -----------------------------------
                                             Name:   Martha Stewart
                                             Title:  General Partner

CUSIP No. 573083102               SCHEDULE 13G                      Page 9 of 10


                                   SCHEDULES


Schedule I Joint Filing Agreement, dated February 10, 2000, among the signatories to this Schedule 13G.

CUSIP No. 573083102               SCHEDULE 13G                     Page 10 of 10


                                                                      SCHEDULE I


                            JOINT FILING AGREEMENT
                         PURSUANT TO RULE 13d-1(f)(1)


      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated:  February 10, 2000



                                        /s/ Martha Stewart
                                        ----------------------------------------
                                                    Martha Stewart



                                        THE MARTHA STEWART FAMILY LIMITED
                                           PARTNERSHIP


                                        By:  /s/ Martha Stewart
                                             -----------------------------------
                                             Name:   Martha Stewart
                                             Title:  General Partner